Telstra Corporation Limited
'03/04 First Quarter
Market Update

Telstra delivers to expectation – no change to outlook

Overview
Sales revenue for the quarter ended 30 September 2003 increased 0.5%[1] to $5,032 million, driven by growth in PSTN products, mobiles, internet and IP products. This was partly offset by a decline in revenue at Hong Kong CSL (HKCSL) and lower other sales and service, driven by reduced external construction activity, and the completion of the cable recovery project.

Domestic sales revenue increased 1.7% to $4,676 million.

Total revenue, including asset sales, decreased 7.2% to $5,309 million due to the sale of commercial properties in the prior year. After excluding asset sales, underlying[2] total revenue increased 0.5% to $5,084 million.

The following commentary details the drivers of the Telstra group revenue result for the quarter ended 30 September 2003.

PSTN Products
PSTN products increased 2.5% to $2,015 million for the quarter.

- Basic access revenues increased 3.4% to $791 million for the quarter, driven by an increase in access charges in July 2003, and an increase in the number of customers selecting plans that carry a higher access fee with lower call charges. The changed treatment of pensioner discounts from March 2003 has partly offset growth in basic access revenue.
- Local call revenue decreased 0.8% to $394 million for the quarter, largely driven by a decline of 3.7% in the number of local calls with product substitution to internet, data and mobile products. Yield was impacted by re-balancing activities.
- National long distance revenue increased 2.5% to $292 million for the quarter, due to pricing structure changes and the withdrawal of the 1 cent Saturday promotion that was available in the prior year. This movement is partly offset by a decrease in national long distance minutes of 6.5%. Yield was impacted by re-balancing activities.
- Fixed to mobile revenue grew 8.4% to $402 million for the quarter, with minutes increasing 7.3% due to continued growth in the number of mobile services in the Australian market.
- International direct revenue has decreased 15.0% for the quarter, reflecting a 13.4% decline in minutes of use as users continue to migrate towards prepaid calling card products.
- Call completion has increased 1.5% due to the introduction of easy to use value added services such as 1# feature assistant and Telstra home message 101. The revenue from these initiatives is reflected in the relevant calling product.

Mobiles
Total Mobile revenue increased 6.3% to $942 million for the quarter. Mobile revenue growth was across mobile services and handset sales. Mobile services revenue was driven by SMS revenue which increased 45% to $94 million. The number of SMS messages sent increased by 49% to 432 million.

Mobile services in operation grew 14% and mobile voice minutes of use grew 16%.

Data and Internet
Total data and internet revenue increased 3.2% to $732 million for the quarter, driven by:

- Internet and IP which increased 23.7% to $235 million in the quarter, primarily due to the continued strong growth in broadband subscribers of 113.1%, and narrowband subscribers of 8.9%.
- ISDN declining 7.1 % to $237 million for the quarter, primarily due to the closure of the old ISDN platform, resulting in migration to newer technologies.
- Other data products remaining relatively flat.

Sensis (Advertising & Directories)
Sensis revenues increased 9.5% to $185 million for the quarter ended 30 September 2003. The launching of new print features in the White Pages®, and growth in online and electronic products has largely contributed to the growth.

Intercarrier Services
Intercarrier services revenue decreased 4.3% to $287 million for the quarter, driven by a decline in wholesale leased transmission as there continues to be excess capacity within the industry & reduced international refile traffic. The decrease is partly offset by an increase in SMS interconnect revenue, driven by the growth in SMS volumes.

Inbound Calling Products (e.g. Freecall 1800, Priority 13/1300)
Inbound revenue declined 5.6% to $119 million for the quarter ended 30 September 2003, primarily due to competitive price pressure following the introduction of Inbound Number Portability. However, the decline is considerably less than that experienced in the first 3 quarters of last year.

Solutions Management
Solutions management has increased 10.5% to $126 million, through the addition of a major customer and the increase in the value of contracts for existing customers for managed voice and data services.

Various Controlled Entities (excluding HK CSL and TelstraClear)
Various controlled entities revenue declined 50.8% to $31 million for the quarter ended 30 September 2003, primarily due to:

- Pay TV customer sales and service centre now operated directly by Foxtel.
- The sale of Mobitel in October 2002.

Hong Kong CSL and TelstraClear
In local currency (HK$), revenue decreased 6.3% to HK$978 million for the quarter ended 30 September 2003. Mobile voice sales experienced a significant drop due to a price war in the market that commenced in March 2003 and continuing fallout from SARS. This was partly offset by an increase in handset sales. In Australian dollars revenue declined 21.7% to $191 million, with the impact of the exchange rates contributing approximately $37 million to the revenue decline.

TelstraClear continues to grow revenue, in local currency (NZ$) up 4.4% to $168 million, and perform to expectations. In Australian dollars revenue grew 2.9% to $142 million.

Other Sales & Service
Other sales and service revenue declined 12.2% to $180 million for the quarter. The main driver was a $36 million reduction in external construction activity, and a reduction of $16 million following the wind down of the cable recovery project. This was partly offset by an increase in pay TV bundling content sharing agreements between Telstra, Foxtel, and Optus.

Other Revenue
Other revenue decreased 61.1% to $277 million for the quarter. The prior year includes the sale of commercial properties for $570 million. The current year includes the sale of IBMGSA for $154 million.

Service
In the most recent Australian Communications Authority report for the June 2003 quarter, Telstra's national activation CSG performance continues to exceed 90%. Restoration CSG performance for rural and remote also continues to exceed 90%. Urban fault restoration was 82% and impacted by seasonal factors and the piloting of a new work management system. Telstra has resolved issues identified in the pilot system and urban performance has since recovered and remains on target.

Outlook
- There is no change to the previous full year guidance foreshadowing positive revenue growth and any cost growth being less than revenue growth.
- Core domestic operating capital expenditure is tracking to our guidance with expenditure of around $2.9 billion for the full year expected.
- The company continues to generate strong free cash flow from tight capital expenditure and cashflow management.

For enquires on this announcement contact:

John Stanhope
Chief Financial Officer
Telstra Corporation Limited

David Anderson
Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 2410
Email: Investor.relations@team.telstra.com

Market Update

for three months ending 30 September 2003

$ million	September 03/04	September 02/03	Growth %
PSTN products			
Basic access	791	765	3.4%
Local calls	394	397	(0.8%)
PSTN value added services	68	68	0.0%
National long distance calls	292	285	2.5%
Fixed to mobile	402	371	8.4%
International direct	68	80	(15.0%)
Total PSTN products	2,015	1,966	2.5%
Mobiles	942	886	6.3%
Data and Internet			
Data	260	264	(1.5%)
ISDN (Access and Calls)	237	255	(7.1%)
Internet and IP solutions	235	190	23.7%
Total Data and Internet	732	709	3.2%
Sensis (Advertising and Directories)	185	169	9.5%
Intercarrier services	287	300	(4.3%)
Inbound calling products	119	126	(5.6%)
Solutions management	126	114	10.5%
Various Controlled Entities (excluding HK CSL & TClear)	31	63	(50.8%)
Hong Kong CSL	191	244	(21.7%)
TelstraClear	142	138	2.9%
Customer premises equipment	46	49	(6.1%)
Payphones	36	37	(2.7%)
Other sales & service	180	205	(12.2%)
Sales revenue	**5,032**	**5,006**	**0.5%**
Other revenue	277	712	(61.1%)
Total revenue	**5,309**	**5,718**	**(7.2%)**
Sales Revenue	**5032**	**5,006**	**0.5%**
Other revenue (underlying)[2]	52	54	(3.7%)
Total Revenue (underlying)[2]	**5,084**	**5,060**	**0.5%**
Domestic sales revenue[3]	4,676	4,596	1.7%

Selected Statistical Data:[4]			
Basic access lines in service	10.31	10.39	(0.7%)
Local calls (number of calls)	2,435	2,527	(3.7%)
National long distance minutes	2,193	2,346	(6.5%)
Fixed to mobile minutes	1,041	970	7.3%
International direct minutes	165	191	(13.4%)
Mobile voice telephone minutes	1,473	1,270	15.9%
Short Message Service (SMS) (number of messages)	432	290	49.0%
Mobile services in operation (thousands)[5]	6,720	5,884	14.2%
ISDN access (basic lines equivalents) (thousands)	1,210	1,225	(1.2%)
Foxtel SIOs (thousands)	849	805	5.6%
Broadband subscribers (thousands)	439	206	113.1%
Narrowband subscribers (thousands)	1,180	1,084	8.9%
Total On-line subscribers (thousands)	1,619	1,290	25.5%

Footnotes:

(1) *All percentages relate to growth on prior corresponding period (PCP).*
(2) *Underlying revenue exclude asset sales. Other revenue excludes $225 million in asset sales in the current year, and $658 million in the prior year.*
(3) *Domestic revenues exclude all offshore revenue.*
(4) *Statistical data is represented in millions unless otherwise stated, and represents management's best estimates.*
(5) *Mobile Services in Operation (SIOs) are net of deactivated prepaid customers who were outside the recharge only period.*

Summary Underlying[i] Quarterly Data	Q1 Actual Sep-02	QTR PCP[ii] Growth Sep-02	Q2 Actual Dec-02	QTR PCP[ii] Growth Dec-02	Half 1 Actual Dec-02	YTD PCP[ii] Growth Dec-02	Q3 QTR Mar-03	QTR PCP[ii] Growth Mar-03	Q4 QTR Jun-03	QTR PCP[ii] Growth Jun-03	FY Jun-03	YTD PCP[ii] Growth Jun-03	Q1 Actual Sep-03	QTR PCP[ii] Growth Sep-03
Revenue														
PSTN products														
Basic access	765	10.2%	791	9.4%	1,556	9.8%	778	8.2%	748	0.7%	3,083	7.1%	791	3.4%
Local calls	397	(11.0%)	399	(6.3%)	796	(8.7%)	384	(0.2%)	387	0.3%	1,567	(4.6%)	394	(0.8%)
PSTN value added services	68	9.0%	74	11.3%	141	6.8%	71	9.2%	68	8.2%	280	6.0%	68	0.0%
National long distance calls	186	(6.3%)	196	(2.9%)	382	(4.7%)	188	(6.2%)	191	(2.0%)	[illegible]	(4.4%)	193	2.5%
Fixed to mobile	371	7.5%	382	8.8%	753	6.5%	379	5.9%	388	8.7%	1,517	6.9%	402	8.4%
International direct	80	(8.1%)	80	(7.0%)	161	(6.9%)	73	(8.8%)	71	(12.3%)	307	(8.6%)	68	(15.0%)
Total PSTN products	1,866	1.2%	1,924	1.7%	3,989	2.0%	1,869	3.0%	1,855	1.3%	7,916	1.1%	2,012	2.5%
Mobiles	800	5.7%	817	0.7%	1,604	3.1%	870	3.1%	830	5.3%	3,613	4.2%	842	5.3%
Data and Internet														
Data	366	(6.3%)	363	(3.2%)	909	(2.0%)	361	7.6%	367	1.0%	1,453	0.3%	360	(1.9%)
ISDN (Access and Calls)	255	(7.9%)	241	(7.7%)	496	(8.0%)	227	(10.3%)	227	(7.7%)	951	(8.3%)	237	(7.3%)
Internet and IP solutions	190	46.2%	201	37.7%	391	42.7%	198	30.7%	227	25.4%	816	34.5%	233	23.7%
Total Data and Internet	709	3.8%	784	4.3%	1,423	4.1%	584	3.8%	721	4.5%	2,818	4.6%	732	3.2%
Sensis (Advertising and Directories)	169	13.4%	562	2.4%	731	4.7%	214	18.8%	273	3.8%	1,217	7.2%	185	9.5%
Intercarrier services	300	7.9%	242	0.7%	591	4.0%	280	2.8%	286	1.1%	1,157	2.9%	287	(4.3%)
Inbound calling products	126	(17.1%)	124	(15.6%)	251	(16.4%)	122	(12.9%)	122	0.0%	494	(12.1%)	118	(5.9%)
Solutions management	114	2.7%	128	19.6%	299	8.1%	119	9.6%	138	(9.4%)	487	2.1%	126	10.5%
Various controlled entities (excl HK CSL & TClear)	63	(41.1%)	55	(51.8%)	118	(46.0%)	51	(46.9%)	55	(32.3%)	221	(44.8%)	31	(50.8%)
Hong Kong CSL	244	(17.0%)	240	(14.9%)	484	(18.1%)	243	(7.3%)	181	(25.2%)	908	(15.9%)	191	(21.7%)
TelstraClear	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	142	2.9%
Customer premises equipment	49	(3.9%)	41	(3.8%)	100	(3.8%)	49	11.4%	45	(21.1%)	194	(6.9%)	46	(6.1%)
Payphones	37	(2.6%)	38	(2.6%)	75	(3.8%)	38	(2.6%)	36	(5.4%)	148	(2.9%)	36	(2.7%)
Other sales & service	209	18.9%	187	(21.2%)	402	(4.5%)	182	12.3%	190	(12.0%)	774	(9.0%)	180	(11.2%)
Sales revenue	4,868	1.1%	5,327	(1.1%)	10,195	(0.1%)	4,824	3.6%	4,928	(0.4%)	19,947	0.5%	5,032	0.5%
Other revenue	54	(46.0%)	57	5.6%	111	(27.9%)	47	(7.8%)	104	20.9%	262	(10.0%)	52	(3.7%)
Total revenue	4,922	0.1%	5,384	(1.0%)	10,306	(0.5%)	4,871	3.5%	5,032	(0.1%)	20,209	0.3%	5,084	0.5%

Selected statistical data[iv]	Q1 Actual Sep-02	QTR PCP[ii] Growth Sep-02	Q2 Actual Dec-02	QTR PCP[ii] Growth Dec-02	Half 1 Actual Dec-02	YTD PCP[ii] Growth Dec-02	Q3 QTR Mar-03	QTR PCP[ii] Growth Mar-03	Q4 QTR Jun-03	QTR PCP[ii] Growth Jun-03	FY Jun-03	YTD PCP[ii] Growth Jun-03	Q1 Actual Sep-03	QTR PCP[ii] Growth Sep-03
Basic access lines in service	10.28	(0.6%)	10.34	(0.6%)	10.34	(0.6%)	10.34	(0.9%)	10.31	(0.9%)	10.31	(0.0%)	10.31	(0.7%)
Local calls (number of calls)	2,527	(3.9%)	2,481	(4.8%)	5,029	(4.3%)	2,386	(4.3%)	2,380	(5.0%)	9,794	(4.6%)	2,435	(3.7%)
National long distance minutes	2,266	3.6%	2,330	0.2%	4,606	1.7%	2,278	(0.3%)	2,227	(4.0%)	9,101	(0.1%)	2,188	(6.3%)
Fixed to mobile minutes	970	8.1%	985	5.3%	1,955	6.7%	980	7.6%	988	6.4%	3,944	6.9%	1,041	7.3%
International direct minutes	191	(2.7%)	196	(3.1%)	387	(2.9%)	180	(6.9%)	173	(9.6%)	740	(5.2%)	168	(13.4%)
Mobile voice telephone minutes	1,270	7.1%	1,323	5.5%	2,594	6.3%	1,289	7.9%	1,372	12.7%	5,255	8.3%	1,473	15.9%
Short Message Service (SMS) (number of messages)	299	86.5%	342	95.0%	632	91.0%	380	62.0%	401	55.9%	1,413	88.8%	432	69.0%
Mobile services in operation (thousands)[iii]	5,884	8.7%	6,098	8.2%	6,098	8.2%	6,328	9.5%	6,568	10.6%	6,569	10.6%	6,720	14.2%
ISDN access (basic lines equivalents) (thousands)	1,225	(1.3%)	1,190	(4.5%)	1,190	(4.5%)	1,199	(2.4%)	1,213	(4.4%)	1,213	(4.4%)	1,210	(1.2%)
Foxtel SIOs (thousands)	805	15.6%	809	4.5%	809	4.5%	816	2.8%	836	4.5%	836	4.5%	849	5.8%
Broadband subscribers (thousands)	208	120.1%	244	121.7%	244	121.7%	290	123.8%	361	113.6%	361	113.6%	439	111.1%
Narrowband subscribers (thousands)	1,084	10.4%	1,103	7.1%	1,103	7.1%	1,134	6.7%	1,158	8.0%	1,158	8.7%	1,180	8.8%
Total On-line subscribers (thousands)	1,290	24.6%	1,347	18.2%	1,347	18.2%	1,424	19.5%	1,519	24.3%	1,519	24.0%	1,619	25.5%

Footnotes:

(i) Fiscal 2002/2003 exclude Telstra Clear, Keycorp and asset sales from the underlying revenue base. Fiscal 2003/2004 exclude asset sales from the revenue underlying base

(ii) All percentages relate to growth on prior corresponding period

(iii) Mobile Services in Operation (SIOs) are net of deactivated prepaid customers who were outside the recharge only period

(iv) Statistical data is represented in millions unless otherwise stated

Product definitions have been reviewed and where necessary comparatives have been adjusted to align with the new definitions